Volaris announces summons for general ordinary and general extraordinary shareholders´ meeting

Mexico City, Mexico. August 18, 2026 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces a summons for the general ordinary and general extraordinary shareholders’ meeting to be held on September 3, 2026.

A courtesy English translation of the shareholders’ meetings agenda is attached as exhibit and its backup material can be found on https://ir.volaris.com/about-volaris/corporate-governance/

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 251 and its fleet from 4 to 154 aircraft. Volaris offers more than 600 daily flight segments on routes that connect 46 cities in Mexico and 31 cities in the United States, Central and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris